UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File No. 001-42453

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

On March 6, 2026, Park Ha Biological Technology Co., Ltd. (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) stating that because the Company’s Class A ordinary shares had a closing bid price at or above $1.00 per share for 10 consecutive business days, from February 20 through March 5, 2026, the Company had regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2), and that the matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 6, 2026

Park Ha Biological Technology Co., Ltd.

By:	/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer and Chairperson of the Board

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